Filed by Yamana Gold Inc.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Meridian Gold Inc.
Commission File Number 333-144723
Date: September 24, 2007

Yamana Gold Inc has placed the attached advertisement concerning the Offer by Yamana Gold Inc. for all the outstanding common shares of Meridian Gold Inc. in the Globe & Mail on September 24, 2007.

Filed by Yamana Gold Inc. pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Meridian Gold Inc. Commission File Number 333-144723 Date: September 24, 2007 Yamana Gold Inc. has palced the attached advertisement concerning the Offer by Yamana Gold Inc. for all of the outstanding common shares of Meridian Gold Inc. in the Globe & Mail on September 24, 2007. MESSAGE TO MERIDIAN GOLD SHAREHOLDERS 5 REASONS WHY THE YAMANA OFFER IS PURE GOLD and why you should tender your shares today. 1 Superior Return on Investment Yamana offers significantly higher earnings on a per dollar invested basis 2 Best Exposure to Cash Flow and Gold Price Yamana offers amongst the highest level cash flow of its peer group, on a per dollar invested basis and significantly more exposure to gold prices Yamana’s share price has correlated more favorably to the price of gold 3 Enhanced Operational Depth and Track Record Yamana built two significant mines last year alone: the Sao Francisco gold mine and the Chapada gold-copper mine (one of the three largest metal mines in Brazil) Yamana has a track record of meeting long-term production targets 4 Superior Growth Profile - Production, Earnings and Cash Flow Yamana’s growth is fuelled primarily by Yamana’s existing development project pipeline Yamana’s growth is driven 100% by gold 5 Superior Risk-Reward Proposition There is a significant benefit to combining an established producer with lesser growth with a current producer showing substantial growth The combined company includes 7 producing-mines and a substantial gold development pipeline providing geographic and operational diversity Yamana’s project pipeline is backed by independent technical information and an experienced in-house development team Yamana offers a compelling investment opportunity for all shareholders. To find out more, please visit www.yamana.com For answers to your questions or for assistance in tendering your shares or completing your letter of transmittal, please call KINGSDALE SHAREHOLDER SERVICES INC., TOLL FREE AT (866) 879-7644 IN CANADA, OR INNISFREE M&A INCORPORATED TOLL FREE AT (888) 750-5834 IN THE U.S. OR COLLECT (212) 750-5833 FOR INTERNATIONAL. Yamana is offering C$ 6.50 in cash and 2.235 Yamana shares per Meridian share and encourages Meridian shareholders to tender by not later than September 28th. Yamana’s offer expires October 2nd, 2007. Please note, banks and brokers may have a shorter deadline and will need to contact their brokers with tender instructions. A gold company with a vision for the future. IMPORTANT NOTICE: This communication does not constitute an offer to buy or an invitation to sell, any of the securities of Yamane, Northern Orion or Meridian. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission and an offer to purchase and circular filed with Canadian securities regulatory authorities. Yamane has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-10 as well as a Schedule TO tender offer statement, both of which include the offer and take-over bid circular relating to the Meridian offer as amended by notices of variation and extension and is mailing the notice of variation and extension to Meridian shareholders. Investors and security holders are urged to read the Registration Statement, the offer and take-over bid circular, the notices of variation and extension and notice of extension and any other relevant documents filed with the SEC and Canadian securities regulators, regarding the proposed business combination transaction because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular, notices of variation and extension, the notice of extension and other documents filed by Yamane with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular, notices of variation and extension, the notice of extension and other documents may also be obtained for free on Yamana’s website at www.yamana.com or by directing a request to Yamana’s investor relations department. No action has been taken or will be taken in any jurisdiction that would permit possession or distribution of this document or any other publicity material relating to the Yamana offer, in any country or jurisdiction where action for that purpose is required. Accordingly, neither this document nor any other material in relation to the Yamana offer may be distributed or published in any jurisdiction where to do so would breach any securities laws or regulations of any such jurisdiction or give rise to an obligation to obtain any consent, approval or permission, or to make any application, filing or registration. In the United Kingdom, the Yamana offer is being made to or directed at, and deposits of Meridian shares will be accepted from, only those shareholders who are (or who are acting on behalf of) “qualified investors” within the meaning of section 86(7) of FSMA, and who are also persons falling within Article 19(5) or Article 49(2)(a) to (d) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005.